UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


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Application of Northeast           )    CERTIFICATE PURSUANT TO
Utilities ("NU"), et al. on        )    RULE 24 UNDER THE PUBLIC
Form U-1)                          )     UTILITY HOLDING
COMPANY ACT                        )   of 1935
File No. 37-65

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     Pursuant to the requirements of Rule 24 under the Public
Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities Service Company ("NUSCO") certifies that the transactions, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 37-65), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 15519, dated June 30, 1966, have been carried out in accordance with the terms and conditions of and for the purpose represented by the Application/Declaration and of the Commission's Order No. 1 with respect thereto.
Specifically, as of November 1, 2002, the date of the closing of the sale of the NU system's interests in the Seabrook nuclear power station to FPL Energy Seabrook, LLC ("FPLE"), NUSCO began to provide certain operational services ("Services") to FPLE. The scope of the Services was outlined in two 60-Day letters filed with the Commission by NUSCO on September 9, 2002 and October 18, 2002, respectively.

     Submitted with this Certificate is the "past tense" opinion of counsel.

Exhibit

F-1  Post Effective Opinion of Counsel

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                                 SIGNATURE


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, NUSCO has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                              Northeast Utilities Service Company



                              By:  /s/ Jane P. Seidl
                              Name:     Jane P. Seidl
                              Title:    Senior Counsel
                                        Northeast Utilities Service
                                        Company

                              Dated:  November 13, 2002